Exhibit 99.1

ASM INTERNATIONAL REPORT

FIRST QUARTER 2011 OPERATING RESULTS

ALMERE, THE NETHERLANDS, April 27, 2011 – ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its first quarter 2011 operating results in accordance with US GAAP.

Highlights:

•

Net sales for the first quarter 2011 were EUR 432 million, up 23% quarter-to-quarter and up 97% year on year. Excluding the acquired SEAS business, net sales decreased by 6% quarter-to -quarter. Net sales of our Front-end segment were up 17% quarter-to-quarter while comparable Back-end sales decreased by 15% mainly due to seasonality.

•	Result from operations decreased from EUR 103 million in Q4, 2010 to EUR 94 million in Q1 2011. The first quarter of 2010 showed a profit of EUR 45 million;
•

The Front-end segment increased from an operating profit of EUR 12.5 million (including EUR 1.8 million restructuring charges) to an operating profit of EUR 18.7 million quarter-to-quarter. Q1 2010 showed an operating loss of EUR 5.0 million including EUR 3.6 million restructuring charges;

•

The Back-end segment operating profit decreased from EUR 90.0 million to EUR 75.0 million quarter-to-quarter and includes a profit of EUR 11.5 million as a result of the acquisition of the former Siemens SEAS business. Compared to the first quarter of 2010, the operating profit increased by EUR 25.3 million.

•

First quarter 2011 net earnings were EUR 40 million compared to net earnings of EUR 25 million for the fourth quarter of 2010 and EUR 4 million for the first quarter of 2010. Excluding the revaluation of the conversion option, net earnings levelled at EUR 46 million in the fourth quarter 2010 and EUR 45 million in the first quarter 2011. As from Q2 2011 there will be no longer conversion option revaluation effects recognized through the income statement.

•

Book to bill in the first quarter was 1.0, both in the Front-end and the Back-end segment. Including the acquired backlog of the former SEAS business (EUR 101 million) the backlog increased from EUR 500 million at the end of the fourth quarter 2010, to EUR 579 million at the end of the first quarter 2011.

Comment

Commenting on the results, Chuck del Prado, President and Chief Executive Officer of ASM International, said, “The first quarter of 2011 showed again strong results in the Front-end operations where we are now also reporting a positive cash flow from operations. The Front-end order book remains healthy, reflecting continued strong demand for ALD. Our Back-end segment showed the seasonal sales development. We noted an increase in incoming orders particularly towards the end of the quarter. The acquired SEAS business has already contributed this quarter to the bottom line”.

Outlook

Based upon the current backlog and our current visibility:

•

For our Front-end operations we expect a single digit growth in the second quarter of 2011 at constant FX-rates, compared to the first quarter of 2011. We expect lower bookings for Q2 than in Q1, 2011. Despite this we expect 2011 to become a strong growth year for our Front-end operations.

•	We expect for our Back-end operations a solid quarter given our strong backlog, assuming limited end-market demand disruption caused by the Japan earthquake.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM International will host an investor conference call and web cast on Thursday, April 28, 2011 at 15:00 Continental European Time (9:00 a.m. – US Eastern Time, 9:00 p.m. Hong Kong Time).

The teleconference dial-in numbers are as follows:

•	United States: +1 718 247 0877

•	International: + 44 (0)20 7138 0814

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through May 27, 2011.

The replay dial-in numbers are:

•	United States: +1 347 366 9565

•	International: + 44 (0)20 7111 1244

•	Access Code: 3545080#

Investor Contacts:	Media Contact:
Erik Kamerbeek	Ian Bickerton
+31 88100 8500	+31 20 6855 955
Mary Jo Dieckhaus	+31 62501 8512
+1 212 986 2900

ANNEX 1

OPERATING AND FINANCIAL REVIEW

The following table shows the operating performance for the first quarter of 2011 as compared to the fourth quarter of 2010 and the first quarter of 2010:

(EUR millions, except earnings per share)
	Q1 2010	Q4 2010	Q1 2011	% Change Q4 2010 to Q1 2011	% Change Q1 2010 to Q1 2011
Net sales	219.1	352.2	432.2	23%	97%
Gross profit	92.5	161.3	165.5	3%	78%
Gross profit margin %	42.2%	45.8%	38.3%

Selling, general and administrative expenses	(26.7)	(34.6)	(42.3)	22%	58%
Research and development expenses	(17.5)	(22.3)	(29.5)	32%	68%
Restructuring expenses	(3.6)	(1.8)	—
Result from operations	44.7	102.5	93.7	(9)%	110%

Net earnings1)	4.2	24.7	40.1
Net earnings per share, diluted in euro1)	0.08	0.47	0.69
1)	allocated to the shareholders of the parent

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the first quarter of 2011 as compared to the fourth quarter of 2010 and the first quarter of 2010:

(EUR millions)	Q1 2010	Q4 2010	Q1 2011	% Change Q4 2010 to Q1 2011	% Change Q1 2010 to Q1 2011
Front-end	54.0	99.6	116.1	17%	115%

Back-end:
-Excluding ASM AS (comparable)	165.1	252.7	213.7	(15)%	29%
-ASM AS	—	—	102.4
-Back-end total	165.1	252.7	316.1	25%	91%
ASMI consolidated	219.1	352.2	432.2	23%	97%

The first quarter 2011 sales increase in our Front-end segment, compared to the previous quarter, was driven by increased equipment sales in particular for our ALD and EPI technologies. The newly acquired ASM AS business , the former Siemens business, had a strong positive effect on the net sales of our Back-end segment.

The impact of currency changes quarter to quarter was a decrease of 2%, and year-over-year, an increase of 2%.

Gross Profit (Margin). The following table shows our gross profit and gross profit margin for our Front-end and Back-end segments for the first quarter of 2011 as compared to the fourth quarter of 2010 and the first quarter of 2010:

(EUR millions)	Gross profit Q1 2010	Gross profit Q4 2010	Gross profit Q1 2011	Gross profit margin Q1 2010	Gross profit margin Q4 2010	Gross profit margin Q1 2011	Increase or (decrease) percentage points Q4 2010 to Q1 2011	Increase or (decrease) percentage points Q1 2010 to Q1 2011
Front-end	18.0	40.6	45.6	33.4%	40.7%	39.2%	(1.5)	5.8

Back-end:
-Comparable	74.5	120.7	91.5	45.1%	47.8%	42.8%	(5.0)	(2.3)
-ASM AS	—	—	28.5	—	—	27.8%	n/a	n/a
-Back-end total	74.5	120.7	120.0	45.1%	47.8%	38.0%	(9.8)	(7.1)
ASMI consolidated	92.5	161.3	165.5	42.2%	45.8%	38.3%	(7.5)	(3.9)

The gross profit margin of our Front-end segment showed a decrease of 1.5% point in the first quarter, compared to the fourth quarter of 2010, mainly driven by one offs. The comparable Back-end gross profit margin was impacted by a strong increase in raw material prices for its lead frame business.

The impact of currency changes quarter to quarter was a decrease of 2%, and year to year an increase of 2%.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the first quarter of 2011, compared to the fourth quarter of 2010 and the first quarter of 2010:

(EUR millions)	Q1 2010	Q4 2010	Q1 2011	% Change Q4 2010 to Q1 2011	% Change Q1 2010 to Q1 2011
Front-end	11.0	15.1	15.5	2%	41%

Back-end:
-Comparable	15.6	19.5	15.8	(19)%	1%
- ASM AS	—	—	8.6
- Acquisition related transaction costs	—	—	2.4
-Back-end total	15.6	19.5	26.8	38%	72%
ASMI consolidated	26.7	34.6	42.3	22%	58%

Total selling, general and administrative expenses as a percentage of net sales	12%	10%	10%

In the Front-end segment SG&A as a percentage of sales decreased from 15% for the fourth quarter of 2010 to 13% for the first quarter of 2011. SG&A was 22% of net sales for the first quarter of 2010. In the Back-end segment, on a comparable base, SG&A as a percentage of sales decreased from 8%, in the fourth quarter of 2010, to 7% in the first quarter of 2011.

The impact of currency changes quarter-to-quarter was a decrease of 1%, and year-to-year an increase of 2%.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the first quarter of 2011 as compared to the fourth quarter of 2010 and the first quarter of 2010:

(EUR millions)	Q1 2010	Q4 2010	Q1 2011	% Change Q4 2010 to Q1 2011	% Change Q1 2010 to Q1 2011
Front-end	8.3	11.2	11.3	2%	36%

Back-end:
-Comparable	9.2	11.1	9.8	(12)%	7%
-ASM AS	—	—	8.3
Back-end	9.2	11.1	18.2	63%	97%
ASMI consolidated	17.5	22.3	29.5	32%	68%

Total research and development expenses as a percentage of net sales	8%	6%	7%

R&D on a comparable base, as a % of sales, was stable in Q1. In absolute amounts, the increase in R&D spending is fully attributable to the acquired SEAS business.

The impact of currency changes quarter-to-quarter was a decrease of 1%, and year-to-year an increase of 3%.

Result from Operations. The following table shows results from operations for our Front-end and Back-end segments for the first quarter of 2011 as compared to the fourth quarter of 2010 and the first quarter of 2010:

(EUR millions)	Q1 2010	Q4 2010	Q1 2011	Change Q4 2010 to Q1 2011	Change Q1 2010 to Q1 2011
Front-end:
-Excluding impairments and restructuring	(1.4)	14.3	18.7	4.5	20.1
-Impairments and restructuring	(3.6)	(1.8)	—	1.8	3.6
-Including impairments and restructuring	(5.0)	12.5	18.7	6.3	23.8
Back-end:
-Comparable	49.7	90.0	65.9	(24.1)	16.2
-ASM AS	—	—	11.5	11.5	11.5
-Acquisition related transaction costs	—	—	(2.4)	(2.4)	(2.4)
-Including ASM AS	49.7	90.0	75.0	(15.1)	25.3
ASMI consolidated	44.7	102.5	93.7	(8.8)	49.1

Total result from operations excluding impairments and restructuring as a percentage of net sales	22%	30%	22%

The impact of currency changes quarter to quarter was a decrease of 2%, and year-to-year an increase of 2%.

Net Earnings allocated to the shareholders of the parent. The following table shows net earnings for our Front-end and Back-end segments for the first quarter of 2011 as compared to the fourth quarter of 2010 and the first quarter of 2010:

(EUR millions)	Q1 2010	Q4 2010	Q1 2011	Change Q4 2010 to Q1 2011	Change Q1 2010 to Q1 2011
Front-end:

-Excluding impairments, restructuring expenses, result on early extinguishment of debt and fair value changes conversion option	(10.1)	5.9	11.3	5.4	21.4

-Impairments and restructuring	(3.6)	(1.8)	—	1.8	3.6
-Result on early extinguishment of debt	(2.3)	(0.5)	—	0.5	2.3
-Fair value changes conversion options	(2.6)	(21.7)	(4.4)	17.3	(1.8)
Special items	(8.5)	(24.0)	(4.4)	19.6	4.1

-Including impairments, restructuring expenses, result on early extinguishment of debt and fair value changes conversion option	(18.6)	(18.1)	7.0	25.0	25.5

Back-end:	22.7	42.7	33.1	(9.6)	10.4

Total net earnings allocated to the shareholders of the parent	4.2	24.7	40.1	15.4	35.9

On December 31, 2010 we initiated a full redemption for all of the outstanding principal balance of our 4.25% Convertible Subordinated notes due 2011, as per February 15, 2011. This proposal for redemption resulted in an almost full conversion of convertible notes into common shares. Until conversion, the conversion option had to be valued at fair value resulting in a non-cash loss of EUR 4.4 for Q1, due to the increase of our share price. After this redemption and conversion, there are no longer any convertible bonds outstanding that are subjected to fair value valuation recognized through the income statement.

Net earnings for the Back-end segment reflect our 52.36% ownership of ASM Pacific Technology.

Bookings and backlog

The following table shows, for our Front-end and Back-end segments, the level of new orders for the first quarter of 2011 and the backlog at the end of the first quarter of 2011 as compared to the fourth quarter of 2010 and the first quarter of 2010:

(EUR millions, except book-to-bill ratio)
	Q1 2010	Q4 2010	Q1 2011	% Change Q4 2010 to Q1 2011	% Change Q1 2010 to Q1 2011
Front-end:
Backlog at the beginning of the quarter	50.3	139.4	162.9	17%	224%
-New orders for the quarter	62.8	120.2	120.8	1%	92%
-Net sales for the quarter	(54.0)	(99.5)	(116.1)	17%	115%
-FX-effect for the quarter	2.6	2.8	(7.0)
Backlog at the end of the quarter	61.7	162.9	160.6	(1)%	160%
Book-to-bill ratio (new orders divided by net sales)	1.2	1.2	1.0

Back-end:
Backlog at the beginning of the quarter	146.4	447.8	336.9	(25)%	130%
-Acquisition ASM AS business	—	—	101.0
-New orders for the quarter	275.8	134.1	322.7	141%	17%
-Net sales for the quarter	(165.1)	(252.7)	(316.1)	25%	91%
-FX-effect for the quarter	14.1	7.8	(26.5)
Backlog at the end of the quarter	271.3	336.9	418.0	24%	54%
Book-to-bill ratio (new orders divided by net sales)	1.7	0.5	1.0

ASMI consolidated:
Backlog at the beginning of the quarter	196.7	587.2	499.8	(15)%	154%
-Acquisition ASM AS business	—	—	101.0
-New orders for the quarter	338.6	254.3	443.5	74%	31%
-Net sales for the quarter	(219.1)	(352.2)	(432.2)	23%	97%
-FX-effect for the quarter	16.7	10.6	(33.5)
Backlog at the end of the quarter	333.0	499.8	578.6	16%	74%
Book-to-bill ratio (new orders divided by net sales)	1.5	0.7	1.0

Our Front-end segment again showed strong order bookings in Q1 especially for ALD equipment. In our Back-end segment the demand for equipment increased towards the end of the quarter.

Liquidity and capital resources

Net cash provided by operations was EUR 84 million for the first quarter of 2011, as compared to EUR 73 million for the fourth quarter of 2010. This increase results mainly from the lower investments in working capital. For the first quarter of 2010 net cash provided by operations was EUR 26 million.

Net cash used in investing activities was EUR 22 million for the first quarter of 2011, as compared to EUR 38 million for the fourth quarter of 2010 and 11 million for the first quarter of 2010. The increase results mainly from increased capital expenditures in our Back-end segment.

Net cash used in financing activities was EUR 77 million for the first quarter of 2011, as compared to net cash used in financing activities of EUR 10 million for the fourth quarter of 2010. This increase of proceeds is mainly caused by the cash equivalents acquired with the SEAS business combination for which a one to one refunding agreement exists. For the first quarter of 2010 proceeds from financing activities of EUR 40 million were reported.

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, increased from EUR 293 million at December 31, 2010 to EUR 334 million at March 31, 2011 mainly as a result of the consolidation of the acquired SEAS business.

The number of outstanding days of working capital, measured against quarterly sales, decreased from 76 days at December 31, 2010 to 71 days at March 31, 2011. For the same period, our Front-end segment decreased from 93 days to 77 days while our Back-end segment decreased from 70 days to 69 days.

Note that the consequences of applying Purchase Price Allocation (PPA) have not been reflected in our financial statements yet. As a result of this allocation, which will be finalized in the second half of 2011, a possible badwill will be recognized in the income statement. The preliminary amount of this expected badwill has now been classed in liabilities.

Sources of liquidity. At March 31, 2011, the Company’s principal sources of liquidity consisted of EUR 465 million in cash and cash equivalents and EUR 124 million in undrawn bank lines. Approximately EUR 319 million of the cash and cash equivalents and EUR 28 million of the undrawn bank lines are restricted to use in the Company’s Back-end operations. EUR 17 million of the cash and cash equivalents and EUR 6 million in undrawn bank lines are restricted to use in the Company’s Front-end operations in Japan.

Historical development sales and net earnings in EUR millions

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(thousands, except earnings per share data)		In Euro
	Three months ended March 31,
	2010	2011
	(unaudited)	(unaudited)

Net sales	219,052	432,194
Cost of sales	(126,582)	(266,648)
Gross profit	92,470	165,545

Operating expenses:
Selling, general and administrative	(26,643)	(42,345)
Research and development	(17,511)	(29,484)
Restructuring expenses	(3,649)	0
Total operating expenses	(47,803)	(71,828)
Earnings from operations	44,667	93,717
Net interest expense	(4,550)	(2,891)
Loss from early extinguishment of debt	(2,281)	—
Accretion of interest convertible	(1,830)	(1,138)
Revaluation conversion option	(2,577)	(4,378)
Foreign currency exchange losses	(1,337)	(2,797)
Earnings before income taxes	32,092	82,512
Income tax expense	(7,437)	(12,316)
Net earnings	24,656	70,197

Allocation of net earnings
Shareholders of the parent	4,172	40,074
Minority interest	20,484	30,123

Net earnings per share, allocated to the shareholders of the parent:
Basic net earnings	0.08	0.73
Diluted net earnings (1)	0.08	0.69

Weighted average number of shares used in computing per share amounts (in thousands):
Basic	51,770	54,754
Diluted (1)	51,770	64,139

(1)	The calculation of diluted net earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings due to the related impact on interest expense. The calculation is done for each reporting period individually. For the three months ended March 31, 2011, the effect of a potential conversion of convertible debt into 8,777,063 common shares was dilutive and adjustments have been reflected in the diluted weighted average number of shares and net earnings per share for this period. The possible increase of common shares caused by employee stock options for the three months ended March 31, 2011 with 607,514 common shares, adjustments have been reflected in the diluted weighted average number of shares and net earnings per share for this period.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

CONSOLIDATED BALANCE SHEETS

(thousands, except share data)		In Euro
	December 31,	March 31,
Assets	2010	2011
		(unaudited)
Cash and cash equivalents	340,294	465,482
Accounts receivable, net	271,271	334,160
Inventories, net	254,557	379,154
Income taxes receivable	57	945
Deferred tax assets	8,567	7,988
Other current assets	51,184	72,262
Total current assets	925,928	1,259,991
Debt issuance costs	5,564	4,974
Deferred tax assets	5,807	7,141
Other intangible assets	6,804	6,960
Goodwill, net	50,815	48,070
Investments	50	1,044
Other non current assets	8,221	7,352
Assets held for sale	6,347	5,885
Evaluation tools at customers	6,644	6,420
Property, plant and equipment, net	197,937	209,988
Total Assets	1,214,117	1,557,825

Liabilities and Shareholders’ Equity
Notes payable to banks	8,297	13,065
Accounts payable	170,553	202,934
Accrued expenses	93,035	321,893
Advance payments from customers	28,272	50,176
Deferred revenue	4,367	6,919
Income taxes payable	47,493	59,218
Current portion of long-term debt	72,264	14,335
Total current liabilities	424,282	668,540

Pension liabilities	7,167	9,149
Deferred tax liabilities	321	954
Long-term debt	4,316	2,467
Convertible subordinated debt	130,804	131,816
Conversion option	—	—
Total Liabilities	566,890	812,926

Shareholders’ Equity:

Common shares
Authorized 110,000,000 shares, par value €0.04, issued and outstanding 52,931,881 and 55,210,491 shares	2,117	2,185
Financing preferred shares, issued none	—	—
Preferred shares, issued and outstanding none	—	—
Capital in excess of par value	311,841	372,711
Treasury shares at cost	—	—
Retained earnings	131,741	171,812
Accumulated other comprehensive loss	(34,239)	(57,039)
Total Shareholders’ Equity	411,460	489,669

Non-controlling interest	235,767	255,229
Total Equity	647,227	744,898
Total Liabilities and Equity	1,214,117	1,557,825

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands)
	Three months ended March 31,
	2010	2011
	(unaudited)	(unaudited)
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net earnings	24,656	70,197
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation of property, plant and equipment	7,041	10,761
Depreciation evaluation tools	513	661
Amortization of other intangible assets	681	745
Addition (release) provision restructuring expenses	890	(1,703)
Amortization of debt issuance costs	710	434
Loss resulting from early extinguishment of debt	2,281	—
Compensation expense employee stock option plan	653	572
Compensation expense employee share incentive scheme ASMPT	1,158	1,117
Revaluation conversion option	2,577	4,378
Additional non-cash interest convertible	1,830	1,138
Income taxes	3,074	2,320
Deferred income taxes	289	(411)
Changes in other assets and liabilities:
Accounts receivable	(9,286)	16,157
Inventories	(13,872)	(35,452)
Other current assets	(7,428)	(14,863)
Accounts payable and accrued expenses	4,697	15,576
Advance payments from customers	9,417	9,441
Deferred revenue	(1,775)	2,921
Pension liabilities	104	38
Payments out of restructuring provision	(2,426)	—
Net cash provided by operating activities	25,781	84,031
Cash flows from investing activities:
Capital expenditures	(11,174)	(21,538)
Purchase of intangible assets	(75)	49
Acquisition of business	—	(994)
Proceeds from sale of property, plant and equipment	514	34
Net cash used in investing activities	(10,735)	(22,449)
Cash flows from financing activities:
Notes payable to banks, net	(4,437)	(1,007)
Debt issuance costs paid	(272)	—
Cash from business combination	—	78,130
Repayments of long-term debt and subordinated debt	(36,636)	(2,291)
Proceeds from issuance of common shares	1,146	1,885
Dividend to minority shareholders	—	—
Net cash used in financing activities	(40,199)	76,717
Exchange rate effects	10,254	(13,110)
Net increase (decrease) in cash and cash equivalents	(14,899)	125,189
Cash and cash equivalents at beginning of period	293,902	340,294
Cash and cash equivalents at end of period	279,003	465,482
Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest, net	3,782	3,043
Income taxes, net	4,074	(284)
Non cash investing and financing activities:
Subordinated debt converted	—	32,202
Subordinated debt converted into number of common shares	—	2,151,021

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION

The Company organizes its activities in two operating segments, Front-end and Back-end.

The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority interest of 52.36% at March 31, 2011, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment's main operations are located in Hong Kong, Singapore, the People's Republic of China and Malaysia.

(thousands)			In Euro
	Front-end	Back-end	Total
Three months ended March 31, 2010	(unaudited)	(unaudited)	(unaudited)

Net sales to unaffiliated customers	53,956	165,096	219,052
Gross profit	18,002	74,467	92,470
Earnings (loss) from operations	(5,017)	49,684	44,667
Net interest income (expense)	(4,653)	103	(4,550)
Loss resulting from early extinguishment of debt	(2,281)	—	(2,281)
Accretion of interest convertible	(1,830)	—	(1,830)
Revaluation conversion option	(2,577)	—	(2,577)
Foreign currency exchange gains (losses)	(1,713)	376	(1,337)
Income tax expense	(483)	(6,954)	(7,437)
Net earnings (loss)	(18,554)	43,210	24,656

Net earnings allocated to:
Shareholders of the parent			4,172
Minority interest			20,484

Capital expenditures and purchase of intangible assets	3,055	8,194	11,249
Depreciation and amortization	3,209	5,026	8,234

Cash and cash equivalents	142,234	136,769	279,003
Capitalized goodwill	11,079	39,338	50,417
Other intangible assets	7,791	508	8,299
Other identifiable assets	196,163	372,758	568,921
Total assets	357,267	549,374	906,641
Total debt	236,554	—	236,554
Headcount in full-time equivalents (1)	1,311	11,679	12,990

Three months ended March 31, 2011	(unaudited)	(unaudited)	(unaudited)

Net sales to unaffiliated customers	116,135	316,059	432,194
Gross profit	45,572	119,973	165,545
Earnings from operations	18,735	74,982	93,717
Net interest income (expense)	(3,197)	306	(2,891)
Accretion of interest convertible	(1,138)	—	(1,138)
Revaluation conversion option	(4,378)	—	(4,378)
Foreign currency exchange gains (losses)	(3,155)	358	(2,797)
Income tax benefit (expense)	92	(12,407)	(12,316)
Net earnings	6,959	63,237	70,197

Net earnings allocated to:
Shareholders of the parent			40,074
Minority interest			30,123

Capital expenditures and purchase of intangible assets	3,889	17,600	21,489
Depreciation and amortization	3,599	8,568	12,168

Cash and cash equivalents	146,645	318,837	465,482
Capitalized goodwill	10,851	37,219	48,070
Other intangible assets	5,004	1,956	6,960
Other identifiable assets	295,710	741,603	1,037,313
Total assets	458,210	1,099,615	1,557,825
Total debt	156,323	5,360	161,683
Headcount in full-time equivalents (1)	1,508	16,670	18,178

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

ASM International N.V, (“ASMI”) follows accounting principles generally accepted in the United States of America (“US GAAP”).

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The minority interest of third parties is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

Change in accounting policies

No significant changes in accounting policies incurred during the first quarter of 2011.

ASM INTERNATIONAL N.V.

RECONCILIATION US GAAP—IFRS

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”). As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differ from those reported in accordance with US GAAP. The major differences relate to development expenses, goodwill, inventory obsolescence reserve, pension plans and preferred shares.

The reconciliation between IFRS and US GAAP is as follows:

		Net earnings
	Three months ended March 31,
(EUR thousands, except per share data)	2010	2011
	(unaudited)	(unaudited)

US GAAP	24,656	70,197
Adjustments for IFRS:
Inventory obsolescence reserve	—	(1,046)
Development expenses	(662)	2,496
Capitalized debt issuance costs	—	150
Total adjustments	(662)	1,600

IFRS	23,994	71,797

IFRS allocation of net earnings (loss):
Shareholders	3,510	41,674
Minority interest	20,484	30,123

Net earnings (loss) per share, allocated to the shareholders of the parent;
Basic	0.07	0.76
Diluted	0.07	0.72
	Total Equity	Total Equity
(euro thousands)	March 31, 2010	March 31, 2011
	(unaudited)	(unaudited)
US GAAP	443,785	744,898
Adjustments for IFRS:
Goodwill	(9,360)	(9,766)
Capitalized debt issuance costs	(1,283)	(976)
Development expenses	28,014	34,591
Pension plans	391	565
Inventory obsolescence reserve	—	2,093
Total adjustments	17,762	26,507

IFRS	461,547	771,405

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.